Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
January 22, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

# Buffered Market Participation Securities
## $817,000
## Linked to the Russell 2000® Index

**The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC.** All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Market Participation Securities. The securities offered hereby will have the terms described in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the reference return is negative, lose up to 75% of your principal.**

**This pricing supplement relates to an offering of securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Russell 2000® Index as described below. Although the offering relates to the Russell 2000® Index, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any security comprising the Russell 2000® Index or as to the suitability of an investment in the related securities. The following key terms relate to the offering of securities:**

| | |
|---|---|
| Issuer: | HSBC USA Inc. |
| Issuer Rating: | AA- (S&P), A1 (Moody's), AA (Fitch)[†] |
| Principal Amount: | $1,000 per security. |
| Reference Asset: | Russell 2000® Index (the "Reference Asset") (Bloomberg Ticker: RTY) |
| Trade Date: | January 22, 2010 |
| Pricing Date: | January 22, 2010 |
| Original Issue Date: | January 27, 2010 |
| Final Valuation Date: | July 22, 2011.  The Final Valuation Date is subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement. |
| Maturity Date: | 3 business days after the Final Valuation Date, which is expected to be July 27, 2011.  The Maturity Date is subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement and "Additional Terms Relating to the Securities" in this pricing supplement. |
| Maximum Cap: | 10.50% |
| Buffer Value: | -25% |
| Payment at Maturity: | On the Maturity Date, for each $1,000 principal amount security, we will pay you the Final Settlement Value. |
| Final Settlement Value: | **If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, equal to the lesser of: |
| | (a) $1,000 + ($1,000 × Reference Return); and |
| | (b) $1,000 + ($1,000 × Maximum Cap). |
| | **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value**, you will receive $1,000 per $1,000 principal amount of securities (zero return). |
| | **If the Reference Return is less than the Buffer Value**, you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, calculated as follows: |
| | $1,000 + [$1,000 × (Reference Return + 25%)] |
| | Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is below the Buffer Value.  For example, because the Buffer Value protects the first 25% of loss, if the Reference Return is -40%, you will suffer a 15% loss and receive 85% of the principal amount.  ***You should be aware that if the Reference Return is less than the Buffer Value, you may lose up to 75% of your investment.*** |
| Reference Return: | The quotient, expressed as a percentage, calculated as follows: |
| | Final Level – Initial Level |
| | Initial Level |
| Initial Level: | 617.12, which was the Official Closing Level of the Russell 2000® Index as determined by the calculation agent on the Pricing Date. |
| Final Level: | The Official Closing Level of the Russell 2000® Index as determined by the calculation agent on the Final Valuation Date. |
| Official Closing Level: | The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent and displayed on the Bloomberg Professional® Service page "RTY <Index>", or any successor page on Bloomberg Professional® service or any successor service, as applicable. |
| CUSIP/ISIN: | 4042K0L60 / US4042K0L600 |
| Underwriting Discounts and Commissions per Security / Total: | $6.00 / $4,902.00  See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement. |
| Proceeds to HSBC USA Inc. per Security / Total: | $994.00 / $812,098.00  The proceeds to us will depend on the underwriting discounts and commissions and the additional fees we will pay. |
| Form of securities: | Book-Entry. |
| Listing: | The securities will not be listed on any U.S. securities exchange or quotation system. |

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

*Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-4 of this document, page PS-4 of the accompanying product supplement and page S-3 of the accompanying prospectus supplement.*

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.**

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities.  HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors.  In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale.  **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.**  See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

HSBC

**GENERAL**

This pricing supplement relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-4 of this pricing supplement, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

**Payment at Maturity**

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

*If the Reference Return is greater than zero*, you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return); and

(b) $1,000 + ($1,000 × Maximum Cap).

*If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value*, you will receive $1,000 per $1,000 principal amount of securities (zero return).

*If the Reference Return is less than the Buffer Value*, you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 25\%)]$$

Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, because the Buffer Value protects the first 25% of loss, if the Reference Return is -40%, you will suffer a 15% loss and receive 85% of the principal amount. *You should be aware that if the Reference Return is less than the Buffer Value, you may lose up to 75% of your investment.*

**Interest**

The securities will not pay periodic interest.

**Calculation Agent**

HSBC or one of its affiliates will act as calculation agent with respect to the securities.

**Trustee**

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement.

**Paying Agent**

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

**Reference Sponsor**

The Russell Investment Group is the Reference Sponsor.

## INVESTOR SUITABILITY

The securities may be suitable for you if:

- ♦ You seek an investment with a return linked on a 1-to-1 basis to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities.
- ♦ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.
- ♦ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -25%.
- ♦ You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.
- ♦ You do not seek current income from your investment.
- ♦ You do not seek an investment for which there is an active secondary market.
- ♦ You are willing to hold the securities to maturity.
- ♦ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- ♦ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- ♦ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.
- ♦ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -25%.
- ♦ You seek an investment that is 100% principal protected.
- ♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- ♦ You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.
- ♦ You seek current income from your investment.
- ♦ You seek an investment for which there will be an active secondary market.
- ♦ You are unable or unwilling to hold the securities to maturity.
- ♦ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

# RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the accompanying product supplement.  Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset.  You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances" and

- "—Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

## Your Investment in the Securities May Result in a Loss.

You will be exposed to the decline in the Final Level from the Initial Level beyond the Buffer Value of -25%. Accordingly, if the Reference Return is less than -25%, your payment at maturity will be less than the principal amount of your securities.  YOU MAY LOSE UP TO 75% OF YOUR INVESTMENT AT MATURITY IF THE REFERENCE RETURN IS BETWEEN -25% AND -100%.

## Your return on the Securities is Limited By the Maximum Cap.

You will not participate in any appreciation in the level of the Reference Asset beyond the Maximum Cap of 10.50%.  YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM CAP.

## The Securities will be Subject to the Credit Risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

## The Securities Will Not Bear Interest.

As a holder of the securities, you will not receive periodic interest payments.

## Changes that Affect the Reference Asset Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.

The policies of the Reference Sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the Reference Sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset.  The policies of the Reference Sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The Reference Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset.  Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

## There are Risks Associated with Small Capitalization Stocks.

The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization.  The stock prices of smaller companies may be more volatile than stock prices of large capitalization

companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

**The Securities are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

**Certain Built-In Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity.**

While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

**The Securities Lack Liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential Conflicts.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**Uncertain Tax Treatment.**

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

# ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level.  We cannot predict the Final Level of the Reference Asset on the Final Valuation Date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take these examples as an indication or assurance of the expected performance of the Reference Asset.  With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The table below illustrates the payment at maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below.  The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the securities.

The following table and examples assume the following:
- Principal Amount:        $1,000
- Buffer Value:        -25%
- Initial Level:        617.12
- Maximum Cap:        10.50%

| Hypothetical Final level | Hypothetical Reference Return | Hypothetical Total Return |
|---|---|---|
| 1,234.24 | 100.00% | 10.50% |
| 1,110.82 | 80.00% | 10.50% |
| 1,049.10 | 70.00% | 10.50% |
| 987.39 | 60.00% | 10.50% |
| 925.68 | 50.00% | 10.50% |
| 863.97 | 40.00% | 10.50% |
| 802.26 | 30.00% | 10.50% |
| 740.54 | 20.00% | 10.50% |
| 681.92 | 10.50% | 10.50% |
| 678.83 | 10.00% | 10.00% |
| 647.98 | 5.00% | 5.00% |
| 632.55 | 2.50% | 2.50% |
| **617.12** | **0.00%** | **0.00%** |
| 601.69 | -2.50% | 0.00% |
| 555.41 | -10.00% | 0.00% |
| 524.55 | -15.00% | 0.00% |
| 493.70 | -20.00% | 0.00% |
| 462.84 | -25.00% | 0.00% |
| 431.98 | -30.00% | -5.00% |
| 370.27 | -40.00% | -15.00% |
| 308.56 | -50.00% | -25.00% |
| 246.85 | -60.00% | -35.00% |
| 185.14 | -70.00% | -45.00% |
| 123.42 | -80.00% | -55.00% |
| 61.71 | -90.00% | -65.00% |
| 0.00 | -100.00% | -75.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1:  The level of the Reference Asset increases from the Initial Level of 617.12 to a Final Level of 647.98.**

|  | Reference Asset |
|---|---|
| Initial Level | 617.12 |
| Final Level | 647.98 |
| Reference Return | 5.00% |
| **Final Settlement Value:** | **$1,050.00** |

Here, the Reference Return is 5.00%.  Because the Reference Return is positive, and the Reference Return is less than the Maximum Cap, the Final Settlement Value would be $1,050.00 per $1,000 principal amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$
$$= \$1,000 + (\$1,000 \times 5.00\%)$$
$$= \$1,050.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return when the Reference Return is positive and if such amount is equal to or less than the Maximum Cap.

**Example 2:  The level of the Reference Asset increases from the Initial Level of 617.12 to a Final Level of 740.54.**

|  | Reference Asset |
|---|---|
| Initial Level | 617.12 |
| Final Level | 740.54 |
| Reference Return | 20.00% |
| **Final Settlement Value:** | **$1,105.00** |

Here, the Reference Return is 20.00%.  Because the Reference Return is positive, and the Reference Return is greater than the Maximum Cap, the Final Settlement Value would be $1,105.00 per $1,000 principal amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$
$$= \$1,000 + (\$1,000 \times 10.50\%)$$
$$= \$1,105.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and exceeds the Maximum Cap.

**Example 3:  The level of the Reference Asset decreases from the Initial Level of 617.12 to a Final Level of 555.41.**

|  | Reference Asset |
|---|---|
| Initial Level | 617.12 |
| Final Level | 555.41 |
| Reference Return | -10.00% |
| **Final Settlement Value:** | **$1,000.00** |

Here, the Reference Return is -10.00%. Because the Reference Return is negative but greater than or equal to the Buffer Value, the Final Settlement Value would be $1,000.00 per $1,000 principal amount of securities (a zero return).

Example 3 shows that you will receive the return of your principal investment where the level of the Reference Asset declines by no more than 25% over the term of the securities.  Nonetheless, the receipt of only the principal amount at maturity may be less than the return that you would have received from a conventional debt security.

**Example 4:  The level of the Reference Asset decreases from the Initial Level of 617.12 to a Final Level of 370.27.**

|  | Reference Asset |
|---|---|
| Initial Level | 617.12 |
| Final Level | 370.27 |
| Reference Return | -40.00% |
| **Final Settlement Value:** | **$850.00** |

Here, the Reference Return is -40.00%.  Because the Reference Return is less than the Buffer Value of -25%, the Final Settlement Value would be $850.00 per $1,000 principal amount of securities calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 25\%)]$$
$$= \$1,000 + [\$1,000 \times (-40.00\% + 25\%)]$$
$$= \$850.00$$

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Value of -25%.  YOU MAY LOSE UP TO 75% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

# DESCRIPTION OF THE REFERENCE ASSET

*General*

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the Reference Asset.  All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset or any constituent included in the Reference Asset.  You should make your own investigation into the Reference Asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

*The Russell 2000® Index (the "RTY")*

We have derived all information relating to the Russell 2000® Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Russell Investment Group.  Russell Investment Group is under no obligation to continue to publish, and may discontinue or suspend the publication of the Russell 2000® Index at any time.

*Russell Investment Group publishes the Russell 2000® Index.*

The Russell 2000® Index is an index calculated, published, and disseminated by the Russell Investment Group, and measures the composite price performance of stocks of 2,000 companies incorporated and domiciled in the United States and its territories. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. RTY is designed to track the performance of the small capitalization segment of the United States equity market.

Only stocks belonging to companies domiciled in the U.S. are allowed into RTY.  Preferred and convertible preferred stock, paired shares, redeemable shares, warrants, participating preferred stock, trust receipts, rights, royalty trusts, limited liability companies, pink sheets, limited partnership, OTC Bulletin Board companies and closed-end mutual funds are excluded from RTY.  Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in RTY, although exceptions to this general rule have been made where the Russell Investment Group has determined that each class of securities acts independently of the other.  Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in RTY.  However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on May 31 of each year, the Russell Investment Group reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies.  As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year.  Real-time dissemination of RTY began on January 1, 1987.

*Computation of RTY*

RTY is a capitalization-weighted index. RTY reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. RTY is determined by adding the market values of the component stocks, which are gotten by multiplying the price of each stock by the number of available shares, to get the total market capitalization of the 2,000 stocks.  The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of RTY on the base date of December 31, 1986. The most recently traded price for a security will be used in determining RTY. If a component security is not open for trading, the most recently traded price for that stock will be used. The divisor is adjusted to reflect certain events in order to provide consistency for RTY. The events include changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other changes.  Available shares are considered to be available for trading. Exclusion of market value held by other listed companies and large holdings by private investors (10% or more) is based on information recorded in Securities and Exchange Commission filings.

Annual reconstitution is the process by which RTY is completely rebuilt.  Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment.  Companies may get bigger or smaller over time, or change in style characteristics.  Reconstitution ensures that the correct companies are represented in RTY.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in Securities and Exchange Commission filings.  Other sources are used in cases of missing or questionable data.

The following types of shares considered unavailable for the purposes of capitalization determinations:

ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans ("ESOP") or Leveraged Employee Stock Ownership Plans ("LESOP") that comprise 10.00% or more of the shares outstanding are adjusted;

Corporate cross-owned shares – when shares of a company in RTY are held by another company also in RTY, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns 10.00% or more of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ.

The following summarizes the types of RTY maintenance adjustments and indicates whether or not an index adjustment is required.

"No Replacement" Rule – Securities that leave RTY for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in RTY will fluctuate according to corporate activity.

Rule for Corporate Action-Driven Changes – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a United States securities exchange, the stock is deleted from RTY at the open of trading on the ex-date using the previous day's closing prices.

When acquisitions or mergers take place within RTY, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of RTY. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e. the Russell 3000® Index or the Russell 1000® Index), the shares for the acquiring stock were not adjusted until month end.

Deleted Stocks – When deleting stocks from RTY as a result of exchange delisting or reconstitution, the price used is the market price on the day of deletion, including potentially the over-the-counter ("OTC") Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on the Primary Exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest Primary Exchange closing price available will be used.

Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in RTY at the latest reconstitution.

Quarterly IPO Additions – Eligible companies that have recently completed an initial public offering ("IPO") are added to RTY at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to RTY using their industry's average style probability established at the latest constitution.

In order for a company to be added to RTY in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end : (i) price/trade; (ii) rank larger in total market capitalization than the market-adjusted smallest company in RTY as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Each month, RTY is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Only cumulative changes to shares outstanding greater than 5.00% are reflected in RTY. This does not affect treatment of major corporate events, which are effective on the ex-date.

*License Agreement with Russell Investment Group*

We have entered, or are exploring entering, into a non-exclusive license agreement with Russell Investment Group, whereby we and our affiliates and subsidiary companies, in exchange for a fee, will be permitted to use RTY, which is owned and published by Russell Investment Group, in connection with certain products, including the securities.

*The securities are not sponsored, endorsed, sold or promoted by the Russell Investment Group (including its affiliates). Russell Investment Group has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. Russell Investment Group makes no representation or warranty, express*

*or implied to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of RTY to track general stock market performance. Russell Investment Group has no relationship to HSBC other than the licensing of RTY and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by Russell Investment Group without regard to HSBC or the securities. Russell Investment Group has no obligation to take the needs of HSBC or the owners of the securities into consideration in determining, composing or calculating RTY. Russell Investment Group is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. Russell Investment Group has no liability in connection with the administration, marketing or trading of the securities.*

*Russell Investment Group is under no obligation to continue the calculation and dissemination of RTY and the method by which RTY is calculated and the name "Russell 2000®" or "RTY" may be changed at the discretion of Russell Investment Group. No inference should be drawn from the information contained in this pricing supplement that Russell Investment Group makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in securities generally or in the securities in particular or the ability of RTY to track general stock market performance. Russell Investment Group has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating RTY. Russell Investment Group is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the securities or in the determination or calculation of the equation by which the securities are to be settled in cash. Russell Investment Group has no obligation or liability in connection with the administration, marketing or trading of the securities. The use of and reference to RTY in connection with the securities have been consented to by Russell Investment Group.*

*Russell Investment Group disclaims all responsibility for any inaccuracies in the data on which RTY is based, or any mistakes or errors or omissions in the calculation or dissemination of RTY.*

### Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from January 3, 2005 through January 22, 2010. The closing level for the Reference Asset on January 22, 2010 was 617.12. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

**Historical Performance of the Russell 2000® Index**



Source: Bloomberg Professional® Service

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Reference Asset on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return of any of your initial investment in excess of $250 per $1,000 principal amount of securities.

# ADDITIONAL TERMS RELATING TO THE SECURITIES

Notwithstanding the definition of market disruption event in the accompanying product supplement, "market disruption event" means, with respect to the Reference Asset, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i)        Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any component security included in the Reference Asset then constituting 20% or more of the level of the Reference Asset or (B) in futures or options contracts relating to the Reference Asset on any related exchange; or

(ii)        Any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any component security included in the Reference Asset then constituting 20% or more of the level of the Reference Asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Asset on any relevant related exchange; or

(iii)        The closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

# SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors.  HSBC Securities (USA) Inc. will offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 0.60%, or $6.00, per $1,000 principal amount of securities. HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession per $1,000 principal amount of securities on sales of such securities by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.60%, or $6.00, per $1,000 principal amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

# CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes.  Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.  For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement, product supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

## TABLE OF CONTENTS

# HSBC USA Inc.

## $817,000

## Buffered Market Participation Securities Linked to the Russell 2000® Index

### January 22, 2010

### PRICING SUPPLEMENT